Filed by Zebra Holdco, Inc.

Registration Statement File No. 333-198695

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Zillow, Inc.

Commission File No.: 001-35237

Trulia, Inc.

Commission File No.: 001-35650

TRANSCRIPT OF SPENCER RASCOFF’S NOVEMBER 6, 2014 APPEARANCE ON CNBC

Speaker: Kayla Tausche, Squawk Alley, Host

Shares of Zillow trading lower this morning though off the lowest hit earlier in the I session down about three and a half percent right now after stronger than expected third quarter revenues and earnings per share the real estate portal said its quarter loss did widen on expenses largely associated with its pending acquisition of Trulia. Joining us now exclusively now to discuss the quarters, Zillow’s CEO Spencer Rascoff, Spencer it’s good to see you.

Speaker: Spencer Rascoff, Zillow, CEO

Thank you for having me.

Speaker: Kayla Tausche, Squawk Alley, Host

We knew Trulia wouldn’t be a free deal but how long do you think this will impact you guys on a quarterly basis?

Speaker: Spencer Rascoff, Zillow, CEO

Well we’re confident that the deal will close in the first half of next year, real estate agents only spend about two percent of their ad budget on Zillow and two percent on Trulia, so we’re in the regulatory review process right now we’re confident the deal with get through. Once it closes in the first half of next year we’re excited to operate the leading portfolio of real estate media companies, Zillow, Trulia, Street Easy in new York and Hot Pads, that’s our rental site. So I’m excited for that and getting to the next stage in early next year.

Speaker: Kayla Tausche, Squawk Alley, Host

During the quarter we did see the federal trade commission ask to see more detailed information about the competitive landscape after the deal, what sort of discussions are ongoing if you can talk about that and how confident are you that this will pass, from an anti-trust perspective.

Speaker: Spencer Rascoff, Zillow, CEO

I’m confident and I think what the regulators want to make sure is that real estate agents have enough choice and agents spend ten billion dollars a year on advertising only a very small portion of that on Zillow today, and so that’s why I’m quite confident that the deal will get approved in the first half of next year.

Speaker: Jon Fortt, Squawk Alley, Host

Spencer, you talk on the call about the display advertising business, not being as strategic as market places, going forward, you pointed out the premiere agent business as being promising. Outline for us what you really see as being the opportunity, cause a lot of people when they think about Zillow, think about ads, backing up, looking at houses, and figuring out what’s going on in the neighborhood. Where do you see the company being in a couple years, that’s different from that?

Speaker: Spencer Rascoff, Zillow, CEO

Well the most incredible business model is one in which consumers view ads as content, right, that’s why google is google, because when you look at the google search results you’re looking at ads and that’s why yelp is yelp cause when you look at yelp, you’re looking at ads. So that’s what Zillow really is, when you’re looking on a mobile device at a home and see real estate agents, you’re looking at ads to contact those real-estate agents and that’s the business that’s growing eighty seven percent year over year, its real estate agents buying advertising on Zillow. And again there’s a huge market, ten billion dollars in what agents spend in total advertising, that’s really our focus, and that business is growing incredibly quickly. What’s happening in real estate is a fundamental transformation in how consumers shop for a home, a loan and a real estate agent, they’re using mobile, they’re using desktops, obviously not newspapers and five years from now the type of agent that is successful is going to be web enabled, they’re going to focus on internet lead-generation and they’re going to be advertising themselves and their listings where the consumer audience is and that of course is on Zillow.

Speaker: Kara Swisher, Squawk Alley, Host

Well Spencer this is Kara, you know your competitors aren’t exactly idiots in that format I mean in realtor.com and some others have been doing this for a while too, but how do you differentiate yourself when everyone is moving into this space and rather aggressively and it’s not just you know I think a lot of the [unintelligible] do understand online and have understood online for a while.

Speaker: Spencer Rascoff, Zillow, CEO

Well they’re certainly competition there always will be competition. When we started this company in 2006, there was a seemingly insurmountable competitor that had been around for ten plus years, and the strength of our product development and the strength of our brand we zoomed passed them and for the last three years, Zillow has been the largest real estate service on the web. For us our focus on product development and advertising has been important I think the most interesting stat that we shared on the earnings call yesterday wasn’t revenue bead or ebit dot bead is was that actually since we started advertising with Zillow our overall awareness has grown three fold in just the last year and a half. So Zillow as a brand is growing, our audience is growing and advertisers follow audience.

Speaker: Carl Quintanilla Squawk Alley, Host

Although Spencer that was, I mean that leads to some of the concerns on display and that is that ads spend is moving from grand to what they call more direct response, is that not happening?

Speaker: Spencer Rascoff, Zillow, CEO

Well our display business is when we sell graphical ads to companies like banks or homebuilders or home improvement companies, and we like that business to be sure, but we find real estate agent advertising and mortgage lender advertising which can have a real, a much more integrated experience where the consumer actually views ad as content, we find that to be more strategic and more useful to the consumer. In terms of our advertising, we spend a lot of advertising on TV and on the internet and on mobile devices in order to grow awareness for Zillow and that’s why we peaked in the peak of the home shopping season, we peaked at ninety million unique users, we’re now three times the size of news corps website, realator.com, and we continue to gain share each and every month.

Speaker: Kayla Tausche, Squawk Alley, Host

Spencer it was an interesting quarter and certainly a lot of forces at work in the housing market, we’ll have you back for sure to discuss more of that, but we appreciate your time.

Speaker: Spencer Rascoff, Zillow, CEO

Thank you.

Speaker: Kayla Tausche, Squawk Alley, Host

Spencer Rascoff, the CEO of Zillow

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding Zillow, Inc.’s (“Zillow”) proposed acquisition of Trulia, Inc. (“Trulia”) (the “Proposed Transaction”). Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “will,” “projections,” “estimate,” or similar expressions constitute forward-looking statements. Such forward-looking statements are subject to significant risks and uncertainties and actual results may differ materially from the results anticipated in the forward-looking statements. Factors that may contribute to such differences include, but are not limited to, the possibility that the transaction will not close, including, but not limited to, due to the failure to obtain shareholder approval or the failure to obtain governmental approval. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Additional factors that could cause results to differ materially from those anticipated in forward-looking statements can be found under the caption “Risk Factors” in Zillow’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, under the caption “Risk Factors” in the Registration/Joint Proxy Statement (as defined below), and in Zillow’s other filings with the Securities and Exchange Commission (the “SEC”). Except as may be required by law, Zillow does not intend, nor undertake any duty, to update this information to reflect future events or circumstances.

Additional Information and Where to Find It

In connection with the Proposed Transaction, a new holding company, Zebra Holdco, Inc. (“Holdco”), has filed a Registration Statement on Form S-4 with the SEC, which includes a registration statement and preliminary prospectus with respect to Holdco’s shares to be issued in the Proposed Transaction and a preliminary joint proxy statement of Zillow and Trulia with respect to the Proposed Transaction (the “Registration/Joint Proxy Statement”). The information in the preliminary Registration/Joint Proxy Statement is not complete and may be changed. The definitive Registration/Joint Proxy Statement will be mailed to shareholders of Zillow and stockholders of Trulia after the Registration Statement on Form S-4 is declared effective by the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION /JOINT PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED

TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders can obtain free copies of the Registration /Joint Proxy Statement at the SEC’s website at www.sec.gov. Copies of the Registration/Joint Proxy Statement, and the filings that are incorporated by reference therein, may also be obtained, without charge, by contacting Zillow Investor Relations at (206) 470-7137 or by going to Zillow’s website, www.zillow.com, under the heading “Investors”. These documents may also be obtained, without charge, by contacting Trulia Investor Relations at (415) 400-7238 or going to Trulia’s website, www.trulia.com, under the tab “Investor Relations”.

Participants in Solicitation

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Zillow or Trulia security holders in connection with the Proposed Transaction is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. In addition, information regarding Zillow’s directors and executive officers is available in its proxy statement filed with the SEC by Zillow on April 17, 2014, and information regarding Trulia’s directors and executive officers is available in its proxy statement filed with the SEC by Trulia on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration /Joint Proxy Statement and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.